Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: SOMPO JAPAN INSURANCE INC.

Subject Company: SOMPO JAPAN INSURANCE INC. (SEC File No. 132-02678)

Subject Company: NIPPONKOA Insurance Co., Ltd. (SEC File No. 132-02677)

Good afternoon ladies and gentlemen.

Again, I am Masatoshi Sato, President and CEO of SOMPO JAPAN.

It is great pleasure to welcome all of you at this IR meeting for fiscal 2008 results despite your busy schedules.

Today, I would first like to use the presentation materials presented to you to give an overview of fiscal year 2008 results and discuss our business strategies and the business integration with NIPPONKOA.

Following this, I would like to take any questions that you may have.

Please turn to page 2.

SOMPO JAPAN INSURANCE INC.

Information Meeting for Fiscal Year 2008 Results

May 26, 2009

SOMPO JAPAN INSURANCE INC.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

2. Business Integration with NIPPONKOA

<Reference> Fiscal Year 2008 Results -Key Indicators

<Reference> Financial Guarantee Insurance Data

1

This slide shows the key points for each business segment with respect to results for fiscal 2008. Please look at the slide along with the figures on page 3.

First, with respect to the domestic P&C insurance business, the three main phenomena during the year were the losses on financial guarantee insurance, the losses on investment, and the improvement in underwriting profit excluding financial guarantee insurance.

The primary reasons for our net loss were the 147.9 billion yen loss on financial guarantee insurance and the 78.7 billion yen devaluation loss from investment.

These numbers had a large impact on operating results for the fiscal year, but we are confident that this financial accounting has reduced the possibility of losses expanding further and increased our ability to endure risk.

I will explain the details using another slide in a few moments.

Meanwhile, underwriting profit excluding financial guarantee insurance improved substantially to 55.7 billion yen, due to the decrease in incurred losses in the voluntary automobile insurance business.

While financial markets remain turbulent, we do not think that the impact on financial guarantee insurance and investment will continue going forward, and we are expecting to return to a net profit in fiscal 2009.

In the life insurance business, we are shifting to sales of protection-type products, and sales of a new medical insurance product we launched in last August have been strong. Annualized premiums from new policies increased 20%.

We posted 5.0 billion yen of profits from overseas businesses, and these businesses are stably contributing to overall profits.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Fiscal Year 2008 Results (Key Points)

-147.9 billion yen in losses on financial guarantee insurance (146.6 billion yen on

Financial U.S. mortgage-related CDOs etc., 1.3 billion yen on treaty reinsurance)

guarantee -As a result of posting significant losses, net guarantee exposure to U.S. mortgage insurance related CDOs etc. as of March 31, 2009 is 78.9 billion yen

(73% decline versus March 31, 2008)

-Posting 78.7 billion yen in devaluation losses on securities due to ongoing turmoil in global financial markets (67.5 billion yen on domestic stocks)

Domestic The Nikkei225 break-even point where unrealized gains for domestic stocks

P&C Investment disappears is 4,900 yen

Insurance -Redeemed foreign currency-denominated funds (mainly foreign stocks) based on economic and market outlook and to reduce risk

(20.7 billion yen losses by the redemption)

-Significant improvement in underwriting profit excluding financial guarantee insurance (FY2007: loss of 12.5 billion yen FY2008: profit of 55.7 billion yen)

Underwriting -Large decrease of E/I loss ratio on voluntary automobile insurance

(FY2007: 74.0% FY2008: 66.8%)

-Expense ratio rose because we increased headcount with a view to executing our growth strategy

Domestic -Sompo Japan Himawari Life’s success in a shifting to sales of protection-type products led to 20.6%

Life increase in annualized premiums from new policies

-Strong sales of Kenko no Omamori, a new medical insurance product launched in August 2008,

Insurance 170,000 new medical insurance policies

Overseas -5.0 billion yen in net income (after consolidated adjustments) from overseas subsidiaries and equity-method affiliates, a stable contribution to profits

2

Other businesses on page 3 is not profitable at this point.

DC, asset management and healthcare businesses are in the stage of prior investment to acquire future profit.

We expect that these fee businesses will enhance capital efficiency.

Please turn to page 4.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Overview of Consolidated Results

Sompo Japan Himawari Life and overseas subsidiaries contributed to consolidated profits

(Unit: billions of yen)

Net income

after

Ordinary profit Net income

consolidated

adjustments

Domestic P&C insurance (153.8) (73.9)

Domestic life insurance 8.3 4.8 3.2

Overseas business 4.0 3.6 5.0

Other businesses (0.7) (0.8) (0.7)

Consolidated (144.0) (66.7)

Other businesses include DC, asset management, healthcare business, etc.

3

This slide shows an overview of non-consolidated results.

As I explained a moment ago, we posted a net loss on a consolidated basis due to losses related to financial guarantee insurance and investment.

On the other hand, combined ratio excluding CALI and losses from financial guarantee insurance was 98.7%, indicating that we were able to maintain profitability in P&C insurance business. Underwriting profit excluding financial guarantee insurance was 55.7 billion yen, representing a significant improvement.

Please turn to page 5.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Overview of Non-Consolidated Results

Posted net loss due to losses on financial guarantee insurance and investment.

Significant improvement in underwriting profit excluding financial guarantee insurance.

(Unit: billions of yen)

FY2007 FY2008 Change

Net premiums written 1,345.0 1,290.4 (4.1%)

(Excl. CALI) 1,116.5 1,110.4 (0.5%)

Loss ratio 65.1% 70.3% 5.2pt

(Excl. CALI and FG) 62.8% 62.8% (0.0pt)

Expense ratio 32.9% 34.5% 1.6pt

(Excl. CALI) 35.8% 35.8% 0.1pt

Combined ratio 98.0% 104.9% 6.9pt

(Excl. CALI and FG) 98.6% 98.7% 0.1pt

Underwriting profit (42.5) (92.2) (49.6)

(Excl. FG) (12.5) 55.7 68.2

Gross investment margin 124.9 (54.7) (179.7)

Ordinary profit 73.3 (153.8) (227.2)

Net income 44.6 (73.9) (118.6)

CALI = Compulsory Automobile Liability Insurance FG = Financial Guarantee Insurance

“Excl. FG” means that claims payment and increases in loss reserves related to financial guarantee insurance are deducted

4

Here I will explain the losses in fiscal 2008 from financial guarantee insurance.

With continuing global financial market turmoil and deteriorating U.S. subprime mortgage, there has been an increase in CDOs, mainly related to U.S. subprime mortgage, for which we recognized an insured event has occurred as of the end of March 2009. As a result, we have posted 146.6 billion yen in losses related to this.

These substantial provisions have reduced our effective exposure net of loss reserves to 78.9 billion yen, and we expect future losses to be limited.

The 37.6 billion yen in net claims paid comes from having worked out cancellation agreements with guarantee counterparties for two CDO deals, resulting in one-time settlement payments. Going forward, we will handle other deals in a similar manner if we decide that doing so is economically rational.

Please turn to page 6.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Non-Consolidated Results: FY2008 Losses on Financial Guarantee Insurance

U.S. mortgage-related CDO losses of 146.6 billion yen, net exposure of 78.9 billion yen

U.S. mortgage-related exposure

*1

March 31, 2008 March 31, 2009 Provision of loss reserves for FY2008

(109.0 billion yen) for U.S. mortgage-

Redemptions, etc. related guarantees for which insured

33.9 billion yen event has occurred (among all financial

Provision of loss reserve for guarantee insurance) have been posted

FY2007: 30.0 billion yen for the entire duration of the guarantee based on the assessment of the current

credit market conditions.

Insured amount Provision of loss reserve for

FY2008 Losses for *2

289.4 billion yen (73%) 109.0 billion yen *1 FY2008 Paid claims for FY2008 (37.6 billion

146.6 yen) involve two transactions for

(before provision of 30.0 billion yen which an insured event is deemed to billion yen loss reserve) Paid claims for FY2008 have occurred. Termination of the

37.6 billion yen *2 guarantee agreements were worked out

with guarantee counterparties based on

the expected amount of provision of

Net exposure reserves for outstanding loses and

78.9 billion yen claims, and a lump sum payment has

been already made.

5

Financial market turmoil necessitated devaluation losses on our investment, mainly on domestic stocks. We also redeemed foreign currency-denominated funds in terms of risk reduction.

As a result, our gross investment margin turned negative.

However, with respect to domestic stocks, the break-even point has fallen to around 4,900 yen of the Nikkei225, and we have reduced our exposure to foreign currency-denominated assets.

Therefore we are now more able to endure risk for these reasons.

Please turn to page 7.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Non-Consolidated Results: Investment

Posted devaluation losses on securities (mainly on domestic stocks), in conjunction with financial market turmoil.

Redeemed foreign currency-denominated funds to reduce risk.

Gross investment margin Asset allocation As of March 31,2009

(Unit: billions of yen) Total: 4.2 trillion yen

Others consists mainly of

FY2007 FY2008 deposits, call loans, etc.

Change

Interest and dividend income 135.6 102.5 (33.0) Real Others

Assumed interest for policyholders, etc. (46.6) (43.0) 3.5 estate 8%

5%

Net interest and dividend income 88.9 59.4 (29.5) Domestic

Loan

Realized gains on securities 40.0 16.4 (23.6) bonds

12% 33%

Realized gains on domestic stocks 21.5 13.7 (7.7)

Devaluation losses on securities (8.2) (78.7) (70.5)

Devaluation losses on domestic stocks (6.6) (67.5) (60.9) Foreign securities

Gains/losses on derivatives 13.6 (0.0) (13.7) 18% Domestic

Other (9.5) (52.0) (42.5) stocks

24%

Total 124.9 (54.7) (179.7)

Of the above, gains/losses on foreign currency-denominated funds are as follows

FY2007: +23.2 billion yen (interest and dividend income: +24.4 billion yen, other: -1.2 billion yen)

FY2008: -20.7 billion yen (interest and dividend income: +10.3 billion yen, other: -31.0 billion yen)

Nikkei225 break-even point:

around 4,900 yen

6

I will now give an explanation of P&C insurance business, which is our core business.

Despite the extremely difficult business environment, net premiums written only declined 0.5% excluding CALI on which we significantly lowered premium rates. This shows the defensive nature of P&C insurance business.

With respect to voluntary automobile insurance, the largest category, net premiums written decreased due to the decline in insured vehicles, but we moved faster than our competitors to raise premium rates and therefore increase unit prices, which kept the decline in net premiums written to just 0.3%.

Please turn to page 8.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Non-Consolidated Results: Net Premiums Written

Despite the difficult economic environment, net premiums written (excluding CALI)

only declined 0.5%

Net premiums written (Unit: billions of yen) -Fire: Net premiums written declined 1.0 billion yen as fire

Amount Growth W/T insurance for mortgage lenders fell due to a slump in housing starts

Fire 144.9 (0.7%) 11.2%

Marine 29.8 (4.8%) 2.3% -Marine: Net premiums written declined by 1.5 billion yen,

impacted by a drop in distribution and appreciation of yen

Personal 126.3 (1.7%) 9.8% during 2H

accident

Voluntary -Personal accident: Net premiums written declined

automobile 654.0 (0.3%) 50.7% 2.1 billion yen as the increase from third-sector products

CALI 179.9 (21.2%) 13.9% such as medical insurance was more than offset by lower premiums from other areas

Others 155.2 0.2% 12.0%

Total 1,290.4 (4.1%) 100.0% -Voluntary automobile: Net premiums written declined by only 1.7 billion yen despite the drop in car sales, because

Total (Excl. CALI) (0.5%) we raised premium rates before competitors which lifted

CALI = Compulsory Automobile Liability Insurance unit price

Voluntary automobile insurance

Number of policies, unit price and sales premium -CALI: Net premiums written declined 48.5 billion yen due to the impact of reduced premium rates

Number Unit Premium

Non-Fleet (0.7%) 0.2% (0.5%) -Others: Net premiums written decreased because we stopped underwriting new financial guarantee insurance,

Fleet (2.5%) 1.7% (0.9%) but the increase in revenues from liability insurance

Total (1.0%) 0.4% (0.6%) resulted in growth of 0.3 billion yen

7

This slide covers loss ratio and expense ratio.

On a written-paid basis, loss ratio increased due to the payments on financial guarantee insurance, but excluding these payments, it was essentially the same level as the previous year.

On an earned-incurred basis, loss ratio improved significantly, due to a decrease in incurred losses, particularly in voluntary automobile insurance.

As for personal accident insurance, loss ratio increased due to a rise in aftereffects and an increase in payments in conjunction with an increased number of medical insurance policies.

As far as expense ratio is concerned, we recorded an increase in personnel expense because we boosted headcount with a view to executing our growth strategy.

Non-personnel expense increased due to the launch of a new automobile insurance product, while there was a slight decline in non-personnel expenses overall including all operations.

Please turn to page 9.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Non-Consolidated Results: Loss Ratio/Expense Ratio

Loss ratio increased due to payments related to financial guarantee insurance,

while voluntary automobile insurance saw a significant improve in loss ratio on E/I basis.

Expense ratio rose because we increased headcount with a view to executing our growth strategy.

(Unit: billions of yen)

Loss ratio Losses paid Loss ratio Change

-Loss ratio for voluntary automobile increased as we paid claims and loss reserves.

Fire 56.1 40.3% (1.4pt) On E/I basis, significant improvement due to reversal of loss reserves.

Marine 14.9 54.0% 6.9pt (Voluntary automobile E/I loss ratio; FY2007: 74.0% FY2008: 66.8%)

-Loss ratio for personal accident increased due to rise in payments for aftereffects

Personal 66.8 57.4% 7.9pt and increase in claims payments in conjunction with more medical policies.

accident -Loss ratio for other insurance rose due to the impact of increased claims payment

Voluntary 409.8 70.0% 1.2pt on financial guarantee insurance.

automobile -Loss adjustment expense increased as claims payment staff increased.

CALI 160.4 95.7% 19.5pt

Others 124.5 84.1% 12.5pt Net incurred loss from (Unit: billions of yen)

Others (Excl. FG) 59.7% (12.1pt) natural disasters FY2007 FY2008

Total 832.7 70.3% 5.2pt Net claims paid 6.1 6.1

Ordinary reserves for outstanding

Total (Excl. CALI and FG) 62.8% (0.0pt) 0.9 0.2

(Unit: billions of yen) losses and claims

Expense Net incurred loss 7.0 6.4

Expense ratio Expense Expense Change ratio Change

ratio (Excl. CALI)

(Excl. CALI)

Commission 215.6 16.7% 0.4pt 18.1% (0.3pt) -The increase in personnel expense reflects an increase in headcount with a view to executing our growth strategy.

Personnel expense 104.9 8.1% 0.7pt 7.4% 0.2pt -Non-personnel expense including activities not related to

Non-personnel underwriting declined slightly.

expense 115.1 8.9% 0.5pt 9.6% 0.2pt The increase in non-personnel expense related to underwriting was the result of the launch of a new voluntary automobile

Tax, etc. 9.5 0.7% 0.0pt 0.8% (0.0pt) product.

Total 445.3 34.5% 1.6pt 35.8% 0.1pt

8

Next I’ll discuss the life insurance business, which is the second largest source of earnings for the Group.

Sompo Japan Himawari Life recorded a 20.6% increase in annualized premiums from new policies. The medical insurance segment, which launched a new product in August, has performed especially well, recording 170,000 new policy sales during the fiscal year.

Embedded value moved basically sideways, despite the increase in new policies such as medical insurance, because we saw a rise in surrenders of increasing-term life insurance. Sompo Japan Himawari Life has been shifting to a stronger focus on sales of protection-type products, and we expect embedded value to gradually increase going forward.

Please turn to Page 10.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Domestic Life Insurance Business (Sompo Japan Himawari Life)

Ongoing shift to sales of protection-type was successful

Strong sales of new medical insurance product

-Annualized premiums from new policies : 21.7 billion yen 20.6%

-Annualized premiums from policies in force : 199.8 billion yen (5.1%)

FY2008 -Annualized premiums from new policies increased due to proactive marketing.

Sales of Kenko no Omamori, a new medical insurance product launched in August 2008 results were especially strong

(170,000 new medical insurance policies, growth rate of the number of new policies 278.4%)

-The decline in annualized premiums from policies in force was mainly due to the surrender of increasing-term life insurance

(Unit: billions of yen) Adjusted book value Existing business value

300

242.2 246.4 244.5

Embedded 200 172.4 177.6

value 197.8 190.4 182.0

100 160.3 163.0

(EV)

0 12.1 14.5 44.4 56.0 62.5

As of the end of As of the end of As of the end of As of the end of As of the end of

FY2004 FY2005 FY2006 FY2007 FY2008

I will now discuss some of the highlights from our overseas business operations to wrap up my overview of results.

Net income from overseas businesses totaled 5.0 billion yen, and stably contributed to overall profits.

In particular, Sompo Japan America recorded a historical high profit due to the improvement in the loss ratio.

We also were proactive in developing overseas business aimed at future profit growth. Such activity included in the decision to invest in Maritima Seguros in Brazil, the establishment of an Asian regional headquarters in Singapore, the establishment of three offices in China, and the launch of Bank OTC in India.

Please turn to page 11.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Overseas Business

Net income (after consolidated adjustments) at overseas subsidiaries and equity-method affiliates totaled 5.0 billion yen. Stable contribution to profits.

SJ America -Achieved record-high profits due to improvement of loss ratio

-Net profit (after consolidated adjustments) of 4.2 billion yen

SJ Europe -Decrease in investment profit due to financial market turmoil

-Net loss (after consolidated adjustments) of 0.4 billion yen

-Significant increase in gross premiums, rise in personnel expense in conjunction with opening of Shanghai Branch

SJ China -Commenced operations at Guangdong Branch in March 2009,

first Japanese P&C insurer to establish 3 offices in China

SJ Singapore -Posted stable profits

-Placed under the umbrella of Sompo Japan Asia Holdings, an Asian regional headquarters

Yasuda -Gross premiums increased, posted stable profits

Seguros S.A. -Agreed to acquire 50% stake in Brazilian insurer Maritima Seguros

Berjaya Sompo -Acquired 30% stake in January 2007, changed company name to current name

(Malaysia) -Posting stable profits

Universal Sompo -Joint venture with Indian state-run banks, etc. (current ownership ratio is 26%)

(India) -Started Bank OTC in November 2008 (at 4,755 branches of 3 banks)

This slide shows the outlook for fiscal 2009 full-year consolidated forecast.

Non-consolidated basis profit will largely contribute to overall profit as a group. On this non-consolidated basis forecast, I will explain further on the next page.

With respect to life insurance business, net income is forecasted to decline due to an increase of expense and a burden of acquisition costs for new policies. We have a plan of further expansion of new sales of protection-type products as medical insurance “Kenko no Omamori” launched last year and income guarantee insurance “Kazoku no Omamori” launching this year. It means a good deficit under the transition period of a shift in product mix .

Overseas business is also rather bearish forecast.

One of the reasons for the decline is the less profit by Sompo Japan America, which recorded historical high profit in fiscal 2008, due to recession and an increase of tax burden.

In China and Asia, we can only earn small profit at this point because they are still on the stage of prior investment.

However we can expect that both top line and bottom line will grow steadily going forward.

Please turn to page 12.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Forecast for FY2009 (Consolidated)

(Unit: billions of yen)

Net income after Ordinary profit Net income consolidated adjustments

Domestic P&C insurance 55.0 30.0

Domestic life insurance 3.0 2.0 0.0 Overseas business 4.0 3.0 3.0 Other businesses (1.0) (1.0) (1.0) Consolidated 59.0 32.0

Other businesses include DC, asset management, healthcare business, etc.

In a word, key point for non-consolidated forecast is significant recovery of bottom line.

We expect improvement in underwriting profit by 70 billion yen and gross investment margin by 140 billion yen. As a result of these factors, ordinary profit and net income will turn positive with improvement by 200 billion yen and 100 billion yen respectively.

The principal factors for recovery are that losses on financial guarantee insurance and investment posted in fiscal 2008 will not continue in fiscal 2009.

In addition, there are positive factors, such as recovery of top line excluding CALI, recovery of underwriting profitability mainly due to improvement of loss ratio for automobile insurance which is the largest category, and increase of realized gains on domestic stocks.

Combined ratio is expected to rise in line with loss ratio.

We project the impact of natural disasters to be 25 billion yen, actual payment of financial guarantee insurance to be 54.5 billion yen with reversal of loss reserve, and an increase of loss ratio for CALI.

As for financial guarantee insurance, we expect 10 billion yen losses for fiscal 2009 due to losses from treaty reinsurance and the change of loss estimation for ABS-CDOs.

Please turn to page 13.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Forecast for FY2009 (Non-Consolidated)

(Unit: billions of yen)

FY2008 FY2009

Results Change Forecast Change

Net premiums written 1,290.4 (4.1%) 1,275.0 (1.2%)

(Excluding CALI) 1,110.4 (0.5%) 1,115.0 0.4%

Loss ratio 70.3% 5.2% 73.1% 2.8%

Expense ratio 34.5% 1.6% 35.1% 0.5%

Combined ratio 104.9% 6.9% 108.2% 3.3%

Underwriting profit (92.2) (49.6) (20.0) 72.2

Gross investment margin (54.7) (179.7) 87.0 141.7

Ordinary profit (153.8) (227.2) 55.0 208.8

Net income (73.9) (118.6) 30.0 103.9

Net premiums written (Unit: billions of yen) Net claims paid (Unit: billions of yen)

FY2008 FY2009 FY2008 FY2009

Results Growth Forecast Growth Results Loss ratio Forecast Loss ratio

Fire 144.9 (0.7%) 143.7 (0.9%) Fire 56.1 40.3% 71.0 51.1%

Marine 29.8 (4.8%) 26.8 (10.3%) Marine 14.9 54.0% 14.1 56.7%

Personal Personal

126.3 (1.7%) 127.7 1.0% 66.8 57.4% 68.7 58.3%

accident accident

Automobile 654.0 (0.3%) 656.8 0.4% Automobile 409.8 70.0% 403.6 68.5%

CALI 179.9 (21.2%) 160.0 (11.1%) CALI 160.4 95.7% 154.9 103.9%

Others 155.2 0.2% 160.0 3.1% Others 124.5 84.1% 146.7 95.3%

Total 1,290.4 (4.1%) 1,275.0 (1.2%) Total 832.7 70.3% 859.0 73.1% 12

This slide gives an overview of the previous medium-term business plan.

The three years from fiscal 2006 through fiscal 2008 were very difficult for P&C insurance industry, as we faced the problems of unpaid claims and incorrect premiums, as well as the global financial market turmoil. We were unable to achieve our top line target, because we were focused on resolving each of these problems and improving business quality, and we also faced a decline in automobile sales and housing starts.

However, in P&C insurance business, based on our view that enhancing quality is in issue of utmost importance, we started PT-R and established structure for enhancing profitability by raising operational efficiency. Furthermore, we decided to carry out a business integration in pursuit of profits from scale. In life insurance business, we steadily carried out strategies aimed at raising the corporate value of Sompo Japan Himawari Life, including shifting to sales of protection-type products.

In DC, asset management and health care businesses, we solidified the foundation for generating stable profits in the future.

As for overseas business, we established Asian regional headquarters in Singapore, and built business platforms aimed at future growth in China and India.

We also shifted our M&A considerations into full gear, and made a decision to invest in Maritima Seguros in Brazil.

Going forward, while taking advantage of the results of the previous medium-term business plan, we will strive to grow our bottom line and accelerate growth investment by reallocating corporate resources.

Please turn to page 14.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Summary of Previous Medium-Term Business Plan (FY2006~2008)

Quantitative overview Targets FY2008 results Implication going forward

(1) 1,139.0 billion yen 1,110.4 billion yen -Difficult business environment for domestic

Net premiums written (+2.0%) (-0.5%) P&C insurance business

-Shift focus from top line to bottom line

(2) (3) -Reallocate corporate resources in a way

Adjusted consolidated ROE 13% that will help profitability and spur growth

(1) Accounting for impact of revised CALI premiums from April 2008 (excluding CALI)

(2) Adjusted Consolidated ROE = Consolidated net income – gains and losses on sale/unrealized losses on stocks and real estate (after taxes)

Average balance of (consolidated shareholders’ equity – unrealized gains on stocks [after taxes])

(3) Medium-term adjusted consolidated ROE target is for FY2010; it cannot be calculated for FY2008 since consolidated net income was negative

Qualitative overview Achievements Implication going forward

-Enhanced efforts to improve quality of claims

Enhancement of business quality -Raise customer satisfaction and profitability handling, sales process and agency operations

and innovation in the domestic retail by further enhancing quality and shifting to

-Launched “Retail business model reform project

P&C insurance business (PT-R)” the PT-R business model

Focus on life insurance, DC, asset management business Start healthcare business

-Life insurance: Transitioned to new sales structure, expanded sales of medical insurance

-DC: Establish position in market

-Asset management: Highly evaluated for investment trusts

-Healthcare: Acquired all shares of Zenkoku Homon Kenko Shido Kyokai

-Life insurance: Improve quality, expand sales of protection-type products, cross-sell

-DC: Accelerate marketing toward abolishment of qualified pension plans

-Asset Management: Further strengthen investment capabilities

-Healthcare: Expand scope of operations under holding company

Generate profit by overseas business

-Established regional headquarters in Singapore

-Built up business foundation in China and India

-Invested in Maritima Seguros in Brazil

-Emphasize profitability and execute additional overseas M&As

-Transfer expertise and know-how cultivated

in Japan to overseas operations

Based on the initiatives of our previous medium-term business plan, we will focus on “growth on a profit basis” and “Group management.”

We believe that it is important to enhance profitability through determined efforts to improve operational efficiency. We will transition PT-R to the execution phase as our core strategy, and we will restructure our operations and reduce costs in areas that will not negatively affect the quality of products and services we offer customers.

Furthermore, using profits as an indicator for evaluating sales department performance will spur company-wide efforts to improve profitability and make PT-R more effective.

The second pillar of our business strategy is “Group management.”

On top of improving the business management efficiency of the domestic P&C insurance business, we will shift corporate resources to overseas insurance business and the life insurance business, both of which have good growth prospects. Doing so will enable us to build a highly stable, well-balanced business portfolio.

Please turn to page 15.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Sompo Japan’s Business Strategy

Focusing on “Growth on a profit basis” and “Group management”

Enhance profitability by thoroughly streamlining operations “Growth on a profit basis”

-Transition to full execution phase for “Retail business model reform project (PT-R),” and use IT to build an efficient business model

-Use underwriting profit as an indicator to evaluate sales department performance and promote appropriate underwriting, cost reductions, and business innovation Enhance quality and profitability in domestic P&C insurance business

Accelerate investment for growth by reallocating corporate resources “Group management”

-Streamline domestic P&C insurance business operations and reallocate corporate resources

Establish highly stable well-balanced business portfolio

This slide provides an overview of what I discussed on page 14.

Through “growth on a profit basis” and “Group management,” we will raise consolidated profits and increase the corporate value of the Group.

Please turn to page 16.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Overview of Sompo Japan’s Business Strategy

Enhance profitability by thoroughly streamlining operations

“Growth on a profit basis”

Quality

enhancement

Domestic

P&C insurance “Retail business model

reform project

(PT-R)”

Growth Profitability

Accelerate investment for growth by reallocating corporate resources

“Group management”

Human resources by Profits generated

increased efficiency by increased profitability

Invest corporate resources

in growth areas

Life insurance DC, Asset management, Overseas

(including third sector) Healthcare, etc.

Increase corporate value (consolidated profit growth)

With respect to risk and capital, we are taking a more sophisticated method to integrated risk management and have implemented some changes. I would like to explain the details of these efforts.

Given the recent financial crisis, we understand that it is more important than ever to step up risk management. Coupled with plans for various regulatory revisions both in Japan and overseas, this has prompted us to switch to a risk management method in line with the global standard.

We have set a target credit rating of AA, established a warning point to avoid reaching the risk limit, and put in place a clear action plan to use in the event that the risk limit is reached.

Under the new method, risk will be measured using VaR of 99.95%. The previous method did not take into account the diversification effect of underwriting risk and investment risk, but under the new method, this effect will be rationally estimated and factored into the calculation of risk.

Please turn to page 17.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Sophisticating Integrated Risk Management Method

-Background

-Due to the financial crisis that started in the U.S., the decline in global stock prices and the yen’s appreciation have accelerated; volatility and correlation have also increased Sophisticated risk management is required more than ever -Talk has progressed about criteria for a global standard of risk management in the insurance industry.

Such debate includes the EU’s Solvency II and in Japan an economic value-based solvency margin system Need for a risk management method that is in line with the global standard

-Details of changes

-Shift to an integrated risk management method based on a target rating (AA) that matches the global standard -Set a warning point to maintain the target rating, clarify the actions to initiate when warning point is reached

<Old method> <New method>

-Risk indicator -Risk indicator

Tail-VaR (Retention period: one year) VaR (Retention period: one year) -Reliance level -Reliance level 99% 99.95% (equivalent to AA rating) -Minimum capital -Minimum capital Capital necessary to maintain solvency margin Not specified ratio of 200% -Diversification effect of underwriting risk and -Did not take into account the diversification effect investment risk will be rationally estimated and of underwriting risk and investment risk reflected in calculations 16

This slide provides a summary of risk and capital as of March 31, 2009.

The amount of net asset exceeds total risk by 250 billion yen, so we have maintained an adequate level of capital.

Our capital policy aims to achieve an increase in corporate value while keeping a balance among the three elements of ensuring financial soundness, raising capital efficiency and enhancing shareholder returns.

Furthermore, to make our financial position even sounder, we decided to issue 128 billion yen in subordinated debt.

As I mentioned, we have sufficient capital at the current point in time, but we are raising this capital to fortify our risk buffer and facilitate future business development, including expansion of investment in overseas business. Major credit rating agencies recognize this subordinated debt as having equity characteristics, so it has a means of equity capital financing.

Please turn to page 18.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Risk and Capital (as of March 31, 2009)

Aim to increase corporate value while keeping a balance between financial soundness, higher capital efficiency and enhancing shareholder returns

Approx. 250 billion yen surplus Risk amount: approx. 1.05 trillion yen

Net asset: approx. 1.3 trillion yen

<Risk amount> The amount found by deducting the diversification effect among risks from the total of underwriting risk, investment risk and operational risk

Quantified using the VaR method (99.95% reliance level, one year retention)

<Net asset> Total of present value of existing policies’ future cash flow, net assets after necessary adjustments, quasi-capital reserves, and unrealized gains on real estate

Further enhancement of financial position with issuance of subordinated debt

-Characteristics of subordinated debt (Hybrid securities)

Major credit rating agencies recognize equity characteristics of this subordinated debt, so it has characteristics of equity financing in addition to characteristics of debt financing (In contrast to equity financing (e.g. issuance of additional shares at market price), this type of financing allows the company to raise its substantial capital and bolster its financial position without diluting equity) -Overview Issue amount: 128 billion yen Issue date: May 27, 2009 17

I will now discuss shareholder returns.

Our basic policy concerning shareholder returns is to stably increase dividends with a target DOE of 2% over the medium term.

Up until now, we have stably raised both the dividend amount and DOE. Although financial result of fiscal 2008 was not in good shape, we will keep the dividend at 20 yen per share, resulting in a DOE of 2.4%.

Next, I will explain the business integration with NIPPONKOA.

Please turn to page 20.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

Shareholder Returns

Plan for stable increases in dividend to enhance returns to shareholders

Dividend per share DOE: target 2%

(yen)

30 3%

20 2% 2.4%

1.6%

20 20

10 16 1% 1.1%

0 0%

FY2006 FY2007 FY2008 FY2006 FY2007 FY2008

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

2. Business Integration with NIPPONKOA

<Reference> Fiscal Year 2008 Results -Key Indicators

<Reference> Financial Guarantee Insurance Data

I will begin by explaining the background behind the business integration with NIPPONKOA.

In the face of the declining birthrate and aging society as well as increased risks associated with depopulating society, deteriorating global economic change, and in response to the diversified consumer demands in accordance with the individuals’ lifestyle changes, companies are urged to take proper actions and contribute to social safety and to customers’ sense of security.

Based on this shared perspective, SOMPO JAPAN and NIPPONKOA decided to establish a “new solution group that provides customers with security and service of the highest quality and contribute to social welfare,” while sharing as a unitary group the strengths built up through 120 years of their respective histories.

Please turn to page 21.

SOMPO JAPAN INSURANCE INC.

2. Business Integration with NIPPONKOA

Background and objectives of business integration

Establishing a “new solution service group which provides customers with security and service of the highest quality and contribute to social welfare”

Depopulating society, with birthrate declining and aging

Perspective Increased risks associated with deteriorating global climate change

Diversified consumer demands amidst the individuals’ lifestyle changes

Companies are urged to take proper actions and contribute to social safety and to customers’ sense of security

SOMPO JAPAN Integration NIPPONKOA

Sharing the strengths nurtured through 120 years of respective history as a unitary group

This slide shows our new Group Management’s vision and the New Group’s Aspirations.

We will pursue realization of the “New Group” aiming to receive overwhelming support from our stakeholders, with a view, at the core of the management, to “making all value judgments from the perspective of customers, providing customers with security and service of the highest-quality and contributing to social welfare.”

Please turn to page 22.

SOMPO JAPAN INSURANCE INC.

2. Business Integration with NIPPONKOA

Management’s vision and the New Group’s Aspirations

“Making all value judgments from the perspective of customers, providing customers with security and service of the highest-quality and contributing to social welfare”

1 The group which seeks to provide the highest-quality security and service

2 The group with focus on its business in Japan

3 The group which provides a broad range of solutions friendly to the society and the environment

4 The group which seeks to maximize the shareholder value

5 The group with a free, vigorous, open and energetic corporate culture

6 The group independent from the influence of any corporate or financial group

I will now explain the benefits of the business integration.

Strengths of New Group are these three points.

-Top-level non-life insurance market share in approximately half the number of the prefectures in Japan

-Strong distribution channel supported by exclusive and specialized professional agents

-Overwhelming strengths in financial institution-related agents, especially regional banks

To enhance these strengths, we will take advantage of each brand of SOMPO JAPAN and NIPPONKOA, and keep our customer basis by each company without merger.

We aim for sustainable growth, enhancement of corporate value and contribution to social welfare,

by further pursuing the revenue growth and efficiency

by implementing business alliance thoroughly, promptly taking feasible actions and maximizing synergy effects quickly through the business integration by way of such measures as standardization and sharing of functions and services.

Page 23, please.

SOMPO JAPAN INSURANCE INC.

2. Business Integration with NIPPONKOA

Effects of business integration

Further pursuing the revenue growth and efficiency by maximizing synergy effects quickly

Top-level non-life insurance market share in approx. half the number of the prefectures in Japan

Position and strengths of New Group

Strong distribution channel supported by exclusive and specialized professional agents

Overwhelming strengths in financial institution-related agents, especially regional banks

1 Sharing claims services and various call centers 2 Multi-access Convenience Perspective

3 Improvement of “services provided at the level of agents” of customers Easy to

4 Joint development of non-life insurance products which are “easy to understand” and “dependable” understand

5 Streamlining of the products, back office operations and IT systems

Using the know-how and the business infrastructures developed by both companies, such as healthcare business and risk consulting business Contribution to Acceleration of the contemplated scheme to establish a new business for security and safety beyond the conventional framework of insurance business social welfare Effects of Proactive involvement with the global environmental problems Joint development and provision of “products and services which would help mitigate the global warming problems”

business

Consolidate the overall operational system with a goal to enhance life insurance business integration

Enhance profitability by jointly expanding overseas business and review of existing overseas sales network

Improve group management efficiency through consideration and integration or reorganization in businesses associated Enhancement Increase insurance profits by a joint risk management system and by sharing the know-how of underwriting of corporate Improve expense ratio by standardizing and sharing the business base such as profit management by business unit value Reduction of procurement cost by making an effective use of real estates, reforming supply chain and promoting shared services Improve capital efficiency and financial base through enhanced sophistication of internal model and through cautious inspection and due diligence review of investment returns of stock holdings Jointly improve and streamline operational platforms and management and risk controls

This slide provides an outline of the Memorandum of Understanding.

It includes five basic principles for the business integration.

The first principle is to make all value judgments from perspective of customers and pursue best practices.

The second principle is to place emphasis on speed so that the effects of the growth strategy, the business integration, and the business alliance are realized as soon as possible.

The third principle is to establish equal and friendly relationships with any corporate or financial institutions as an independent group.

The fourth principle is that after integration, the new group will abide by equal spirit between the companies.

Lastly, based on above principal, we will expeditiously and aggressively implement measures to enhance the corporate value.

We will aim to complete our business integration in April 2010 and establish a Joint Holding Company through joint stock transfer.

Stock transfer ratio is planned to be publicly announced by the end of July 2009, subject to a condition that the required processes pursuant to the Securities Act will run smoothly.

That concludes my presentation.

I would now like to take any questions that you may have.

SOMPO JAPAN INSURANCE INC.

2. Business Integration with NIPPONKOA

Outline of the Memorandum of Understanding

Agreed to establish a Joint Holding Company through joint stock transfer

1. Perspective of customers

2. Emphasis speed

Basic principle of

3. Independent group from any corporate or financial group business integration

4. Equal spirit

5. Enhancement of corporate value

1. Schedule of integration -Aim to complete business integration in April 2010

2. Method of integration -Establish a Joint Holding Company through joint stock transfer

Overview of

3. Name of a Joint Holding Company -Appropriate new name for the New Group business integration 4. Management system -Explore and adopt the most suitable management structure -Co-CEOs

5. Stock transfer ratio -Planned to be publicly announced by the end of July 2009, subject to a condition that the required processes pursuant to the Securities Act will run smoothly

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

2. Business Integration with NIPPONKOA

<Reference> Fiscal Year 2008 Results -Key Indicators

<Reference> Financial Guarantee Insurance Data

SOMPO JAPAN INSURANCE INC.

<Reference> Fiscal Year 2008 Results –Key Indicators

Net Premiums Written

Others 1,500 1.0%

0.0% CALI yen 1,000 (1.0%) Voluntary automobile of (0.6%) (2.0%) Personal accident billions (1.3%) 500 (3.0%) Marine (4.1%) (4.0%) Fire and allied

0 (5.0%) Growth FY2006 FY2007 FY2008

(billions of yen)

FY2006 FY2007 FY2008 Amount Growth Amount Growth Amount Growth

Fire and allied 148.8 (2.1%) 145.9 (1.9%) 144.9 (0.7%) Marine 31.0 9.5% 31.3 1.1% 29.8 (4.8%) Personal accident 127.7 0.1% 128.5 0.6% 126.3 (1.7%)

Voluntary automobile 666.9 (1.1%) 655.7 (1.7%) 654.0 (0.3%)

CALI 232.7 (2.2%) 228.5 (1.8%) 179.9 (21.2%) Others 155.5 3.1% 154.8 (0.4%) 155.2 0.2% Total 1,362.7 (0.6%) 1,345.0 (1.3%) 1,290.4 (4.1%)

SOMPO JAPAN INSURANCE INC.

<Reference> Fiscal Year 2008 Results –Key Indicators

Net Claims Paid

1,000 75%

73.6% Others 800 CALI

70.3% yen 70% Voluntary automobile of 600 67.2% 65.5% Personal accident billions 400 65% Marine 64.3% 65.1% Fire and allied 200 Loss ratio

0 60%

FY2006 FY2007 FY2008 E/I Loss ratio

(billions of yen)

FY2006 FY2007 FY2008 Amount Loss ratio Amount Loss ratio Amount Loss ratio Fire and allied 84.0 58.1% 58.7 41.7% 56.1 40.3% Marine 13.6 47.0% 13.8 47.1% 14.9 54.0% Personal accident 53.5 45.8% 58.7 49.5% 66.8 57.4% Voluntary automobile 397.8 66.0% 405.9 68.8% 409.8 70.0% CALI 160.8 74.4% 161.3 76.2% 160.4 95.7% Others 96.9 66.2% 105.4 71.7% 124.5 84.1% Total 806.8 64.3% 804.1 65.1% 832.7 70.3% E/I Loss ratio 65.5% 67.2% 73.6% Notes)

1. “Loss ratio”= (Net claims paid + Loss adjustment) / Net premiums written

2. “E/I Loss ratio” = (Net incurred loss + Loss adjustment) / Earned premiums : ex. Household earthquake, CALI

SOMPO JAPAN INSURANCE INC.

<Reference> Fiscal Year 2008 Results –Key Indicators

Natural Disasters

Net incurred loss Net claims paid

40

28.6 27.1 30 yen of 20 billions 7.0 10

6.1 6.4 6.1

0

FY2006 FY2007 FY2008

(billions of yen)

Net incurred loss Net claims paid

FY2006 FY2007 FY2008 FY2006 FY2007 FY2008 Fire and allied 24.3 6.3 3.5 23 5.4 3.4

Voluntary automobile 3.7 0.5 2.4 3.6 0.4 2.4

Others 0.5 0.1 0.4 0.4 0.1 0.3 Total 28.6 7.0 6.4 27.1 6.1 6.1

Note) The above figures include the loss and claims paid related to the natural disasters incurred in each fiscal year and do not include those incurred in previous years.

SOMPO JAPAN INSURANCE INC.

<Reference> Fiscal Year 2008 Results –Key Indicators

Expense Ratio

Personnel expenses Non-personnel expenses Personnel expense ratio Non-personnel expense ratio Tax, contributions and others Net agency commissions Company expense ratio Net agency commission ratio 500 20% 16.3% 16.6% 17.8% 400 15% yen 14.6% 16.3% 16.7% of 300 8.4% 10% 8.9%

7.2% 200

8.1% billions 5% 100 6.7% 7.5%

0 0%

FY2006 FY2007 FY2008 FY2006 FY2007 FY2008

(billions of yen)

FY2006 FY2007 FY2008 FY2006 FY2007 FY2008 Expense Expense Expense Amount Change Amount Change Amount Change Change Change Change ratio ratio ratio Personnel expenses 98.3 1.2 100.4 2.1 104.9 4.5 7.2% 0.1% 7.5% 0.3% 8.1% 0.7% Non-personnel expenses 90.6 7.7 113.5 22.9 115.1 1.6 6.7% 0.6% 8.4% 1.8% 8.9% 0.5% Tax, contributions and others 9.9 0.0 9.5 (0.3) 9.5 (0.0) 0.7% 0.0% 0.7% (0.0%) 0.7% 0.0% Total company expenses 198.8 9.0 223.5 24.6 229.6 6.1 14.6% 0.7% 16.6% 2.0% 17.8% 1.2% Net agency commissions 222.7 (3.4) 218.8 (3.8) 215.6 (3.1) 16.3% (0.2%) 16.3% (0.1%) 16.7% 0.4% Total operating expenses 421.6 5.6 442.4 20.7 445.3 2.9 30.9% 0.6% 32.9% 2.0% 34.5% 1.6%

Net premiums written 1,362.7 (8.1) 1,345.0 (17.7) 1,290.4 (54.5) Note) Figures above are operating expenses regarding underwriting business.

SOMPO JAPAN INSURANCE INC.

<Reference> Fiscal Year 2008 Results –Key Indicators

Underwriting Balance Ratio

Underwriting balance Loss ratio Expense ratio Underwriting balance ratio Growth of net premiums written

80 80% 70.3% 64.3% 65.1%

60 65.2

40 60% yen

20 26.8 40% of 30.9% 34.5%

0 32.9% billions FY2006 FY2007 FY2008 20% (20)

4.8% 2.0% (62.6)

(40)	(4.1%) 0% (60) (0.6%) (1.3%) (4.9%) (80) (20%)

(billions of yen)

FY2006 FY2007 FY2008 Loss ratio 64.3% 65.1% 70.3% Expense ratio 30.9% 32.9% 34.5%

Underwriting balance ratio 4.8% 2.0% (4.9%) Underwriting balance 65.2 26.8 (62.6) Growth of net premiums written (0.6%) (1.3%) (4.1%) Note) Loss adjustments are included in the “Loss ratio”

SOMPO JAPAN INSURANCE INC.

<Reference> Fiscal Year 2008 Results –Key Indicators

Catastrophic Loss Reserve

Total Fire group

Balance Balance ratio

Balance Balance ratio 300 80%

60.1% 69.7% (billions of yen)

FY2006 FY2007 FY2008

49.8% 60% yen 200 Reserve rate 10.0% 10.0% 10.0% 500 80% of 198.0 Balance 141.2 169.6 198.0 384.1 387.9 169.6 40% 377.7 141.2 Balance ratio 49.8% 60.1% 69.7% 400 100 60% billions Provision 28.3 28.4 28.4 20% yen Reversal 23.2 - 0.0 of 300

0 0% 40% FY2006 FY2007 FY2008 200 billions 34.1% 34.8% 34.1% 20%

100 Auto Group

0 0%

FY2006 FY2007 FY2008 Balance Balance ratio

300 80% (billions of yen) 216.6 FY2006 FY2007 FY2008 FY2006 FY2007 FY2008 yen 200 190.7 60% Reserve rate 6.5% 6.5% 6.5%

Balance 384.1 387.9 377.7 of 153.6 Balance 216.6 190.7 153.6 40% Balance ratio 26.3% 23.4% 19.0% Balance ratio 34.1% 34.8% 34.1% billions 100 Provision 53.4 52.8 52.6 Change (0.4) 3.7 (10.1) 20% Reversal 60.1 78.7 89.7 26.3% 23.4% Provision 83.3 82.9 82.6 19.0% Reversal 83.8 79.1 92.8 0 0% FY2006 FY2007 FY2008

SOMPO JAPAN INSURANCE INC.

<Reference> Fiscal Year 2008 Results –Key Indicators

Underwriting Profit

Underwriting Profit Loss Reserve

Increase of ordinary reserve for Increase of IBNR 80 outstanding losses and claims 120

40 10.1

80 83.4 of yen 0 of yen 47.4 (40) 40 billions 13.0 19.8 (42.5) billions 0 1.3 (80) (92.2) (0.9) (120) (40) FY2006 FY2007 FY2008 FY2006 FY2007 FY2008

(billions of yen)

FY2006 FY2007 FY2008 Increase of ordinary reserve for 13.0 1.3 (0.9) outstanding losses and claims Increase of IBNR 19.8 47.4 83.4 Statistical IBNR 18.7 24.2 (10.6) (billions of yen) Personal accident - 7.6 4.7 FY2006 FY2007 FY2008 Voluntary automobile 19.4 15.6 (8.4) Fiscal year 10.1 (42.5) (92.2)

Worker’s Compensation 0.8 (0.2) (0.1) General Liability (1.5) 1.2 (6.7) Guarantee - 30.0 94.6

Others 1.0 (6.8) (0.5) Total 32.8 48.8 82.4

SOMPO JAPAN INSURANCE INC.

<Reference> Fiscal Year 2008 Results –Key Indicators

Deposits of Premiums by Policyholders / Maturity Refunds

Deposits of premiums by policyholders Maturity Refunds

Deposits of premiums Growth

Maturity refunds Growth by policyholders

200 30% 300 10% 145.4 7.5% 20% 150

8.5% yen 200 224.4 0% yen 10% of 241.3 202.7 of 100 137.0 134.0 (4.6%) 0% billions 100 (10%) billions 50 (2.1%) (10%) (16.0%)

0 (13.0%) (20%)

0 (20%) FY2006 FY2007 FY2008 FY2006 FY2007 FY2008

(billions of yen) (billions of yen)

FY2006 FY2007 FY2008 FY2006 FY2007 FY2008 Deposits of premiums Maturity refunds 224.4 241.3 202.7 137.0 134.0 145.4 by policyholders

Growth (13.0%) (2.1%) 8.5% Growth (4.6%) 7.5% (16.0%) Note) Dividends to policyholders are included in the “Maturity refunds.”

SOMPO JAPAN INSURANCE INC.

<Reference> Fiscal Year 2008 Results –Key Indicators

Investment Asset Portfolio

Real estate 6,000 3.5%

3.0% Loans

3.25% 2.49% Money in trust 4,000 2.72% 2.5% yen Other securities of 2.0%

1.5% Domestic bonds billions 2,000

1.0% Domestic stocks

0.5% Cash and equivalents

0 0.0% Investment assets’ yield FY2006 FY2007 FY2008

(billions of yen)

FY2006 FY2007 FY2008 Balance Yield Balance Yield Balance Yield Deposits 129.0 0.32% 118.7 0.47% 95.5 0.22% Call loans 69.0 0.30% 108.8 0.57% 73.6 0.42%

Receivables under resal agreements 28.9 0.27% 47.9 0.60% 81.9 0.48%

Monetary receivables bought 18.9 0.97% 47.0 1.39% 40.1 1.79% Money in trust 47.9 1.76% 39.3 1.68% 9.6 1.76% Securities 4,673.7 3.11% 3,937.9 3.83% 3,225.4 2.80%

Domestic bonds 1,330.6 1.32% 1,405.3 1.37% 1,396.3 1.45%

Domestic stocks 2,099.9 3.53% 1,522.9 3.98% 1,019.3 4.04%

Foreign securities 1,129.0 5.03% 914.9 6.81% 756.7 3.77%

Other securities 114.1 4.88% 94.6 10.96% 53.1 4.40% Loans 483.4 1.67% 506.0 1.77% 502.0 1.75% Real estate 198.9 2.58% 194.3 2.68% 192.6 2.79% Total 5,650.0 2.72% 5,000.2 3.25% 4,221.2 2.49%

<Reference> Fiscal Year 2008 Results –Key Indicators

SOMPO JAPAN INSURANCE INC.

Investment Profit

(billions of yen)

		FY2006	FY2007	FY2008	Change
Net interest and dividend income	(+)	67.7	88.9	59.4	(29.5)
Interest and dividend income		113.6	135.6	102.5	(33.0)
Transfer of interest and dividend income on deposits of premiums, etc.		(45.8)	(46.6)	(43.0)	3.5
Investment gain on money in trust	(+)	4.2	(2.3)	(12.7)	(10.4)
Investment gain on trading securities	(+)	0.1	0.1	0.1	0.0
Realized gain on sales of securities	(+)	29.5	40.0	16.4	(23.6)
Gain on redemption of securities	(+)	(0.0)	0.2	(0.1)	(0.4)
Devaluation loss on securities	(−)	3.6	8.2	78.7	70.5
Gain on derivative products*	(+)	(8.0)	13.6	(0.0)	(13.7)
Gain on foreign exchange transactions*	(+)	1.4	0.7	(10.2)	(10.9)
Other investment income expenses	(+)	(0.9)	(3.5)	(26.3)	(22.8)
Gross investment margin		90.4	129.7	(52.2)	(182.0)
Investment expenses	(−)	6.1	6.1	6.3	0.1
Allowances and losses for bad debts*	(−)	(1.0)	(0.2)	0.7	0.9
Written-off expense and devaluation allowances for equities and bonds	(−)	5.7	0.6	0.8	0.1
Investment profit		79.6	123.1	(60.1)	(183.3)

*Excluding gains and/or losses below
-Gains/losses on derivatives other than asset management purpose
-Gains/losses due to foreign exchange fluctuation on credits to foreign agencies, etc. incurred not by investment divisions
-Allowances and losses for bad debts which are held not for the investment purpose



Interest and dividend income
Investment profit
160
120
80
40
0
(40)
(80)
billions of yen
113.6
79.6
135.6
123.1
102.5
(60.1)
FY2006
FY2007
FY2008

34

SOMPO JAPAN INSURANCE INC.

<Reference> Fiscal Year 2008 Results –Key Indicators

Ordinary Profit / Net Income

Consolidated Non-consolidated

Ordinary profit Net income Ordinary profit Net income 200 200 150 150 110.5 94.0 91.7 73.3 100 100 yen 61.9 59.6 yen 48.1 44.6 of 50 of 50

0 0 billions (50) billions (50) (100) (100)

(66.7) (73.9) (150) (150) (144.0) (153.8) (200) (200) FY2006 FY2007 FY2008 FY2006 FY2007 FY2008

(billions of yen) (billions of yen)

FY2006 FY2007 FY2008 FY2006 FY2007 FY2008 Ordinary profit 110.5 94.0 (144.0) Ordinary profit 91.7 73.3 (153.8)

Net income 61.9 59.6 (66.7) Net income 48.1 44.6 (73.9)

SOMPO JAPAN INSURANCE INC.

<Reference> Fiscal Year 2008 Results –Key Indicators

Consolidated Highlights

(Unit: billions of yen) FY2008 (Result) FY2009 (Forecast) Net income Net income Ordinary after Ordinary after Net income Net income profit consolidated profit consolidated adjustments adjustments Sompo Japan (153.8) (73.9) 55.0 30.0 Sompo Japan Himawari Life 9.3 5.8 3.5 3.3 2.1 0.0 Sompo Japan DIY Life (1.0) (1.0) (0.3) (0.4) (0.4) (0.4) Sompo Japan DC Securities (0.5) (0.5) (0.5) (0.4) (0.4) (0.4) Sompo Japan Asset Management (0.2) (0.3) (0.2) (0.4) (0.9) (0.6) Sompo Japan America 3.4 3.2 4.2 2.6 1.7 1.7 Sompo Japan Europe (0.4) (0.4) (0.4) 0.2 0.1 0.1 Sompo Japan China 0.0 0.0 0.0 0.1 0.0 0.0 Sompo Japan Singapore 0.5 0.4 0.4 0.5 0.4 0.4 Yasuda Seguros S.A. 0.4 0.4 0.1 0.7 0.5 0.5 (144.0) (66.7) 59.0 32.0

SOMPO JAPAN INSURANCE INC.

<Reference> Fiscal Year 2008 Results –Key Indicators

<Reference> Profit/Loss Reinsurance Contracts Handled by FR

Total as of FY02.3 FY02.6 FY03.3 FY04.3 FY05.3 FY06.3 FY07.3 FY08.3 FY09.3 the end of Mar. 2008

(Unit: billions of yen)

Premiums - (5.9) +6.5 +5.4 +1.0 +2.2 +2.4 +0.6 +0.8 +13.0

Claims - (1.0) (10.5) (25.5) (11.1) (7.8) (8.4) (16.4) (3.1) (83.8)

Comissions - (0.1) (1.1) (0.4) (0.1) (0.1) (0.0) (0.0) (0.0) (1.8)

Outstanding claims (108.6) + (2.4) + +5.3 + +28.2 + +11.0 + +5.6 + +7.6 + +24.8 + +3.7 = (24.8)

Underwriting reserves (7.0) (3.0) +1.6 +9.0 +0.8 - - - - + 1.4

Others - (19.4) +1.5 (10.2) +5.2 +17.6 +2.3 (1.8) +2.1 (2.7) Total (115.6) (31.8) +3.3 +6.5 +7.0 +17.5 +3.9 +7.1 +3.5 (98.6)

Sompo Japan : Total +48.8 (Outstanding claims and Underwriting reserves : “+” represent reversal and “( )” represent provision.)

<Trend of outstanding claims and underwriting reserves> 11.5

Underwriting reserves 7 9.8

(Unit: billions of yen)

0.8

66.5 60.9 53.4 28.5 24.7 Outstanding claims 108.6 111 105.7 77.5

($619M) ($519M) ($452M) ($285M) ($252M)

Note)Underwriting reserves include unearned premium and merger profit at legacy Nissan Fire.

SOMPO JAPAN INSURANCE INC.

1. Fiscal Year 2008 Results Overview

2. Business Integration with NIPPONKOA

<Reference> Fiscal Year 2008 Results -Key Indicators

<Reference> Financial Guarantee Insurance Data

<Reference> Financial Guarantee Insurance Data

SOMPO JAPAN INSURANCE INC.

Financial Guarantee Insurance Exposure (as of March 31, 2009)

(As of March 31, 2009, Unit: billions of yen, USD/JPY=98.26)

Categories		Insured Amount					Losses/ Reserves in FY2008 (*7) (4/1/08-3/31/09)
		Direct Insurance (*4)	Treaty Reinsurance(*5)	Total	Outstanding Loss Reserve	Net Exposure	
CDOs	ABS CDOs (backed by pools of asset backed securities) (*1)	187.8	0.7	188.6	(*6) 109.6	78.9	146.6
	Corporate CDOs (backed by pools of single corporate credits)	289.3	5.4	294.7	-	294.7	-
	CDOs Total	477.2	6.1	483.4	109.6	373.7	146.6
ABS	RMBS (*2)						
	Global RMBS	0.4	14.9	15.3	0.5	14.8	0.8
	Domestic RMBS	44.5	-	44.5	-	44.5	-
	RMBS Total	45.0	14.9	59.9	0.5	59.4	0.8
	CMBS	-	-	-	-	-	-
	Other ABS						
	Global ABS (*3)	4.5	39.8	44.3	0.4	43.9	0.4
	Domestic ABS	12.9	1.9	14.8	-	14.8	-
	Other ABS Total	17.4	41.7	59.2	0.4	58.8	0.4
	ABS Total	62.5	56.6	119.1	0.9	118.2	1.3
Public Finance		-	224.9	224.9	0.1	224.8	0.0
Total		**539.7**	**287.8**	**827.5**	**110.7**	**716.7**	**147.9**

*1 Based on the risk profile of collateral, CDOs are segmented into two categories, ABS CDOs and Corporate CDOs. ABS CDOs include 1) CDOs backed by U.S. mortgage backed securities (outstanding insured amount of 172.8 billion yen) and 2) A CDO backed by CLOs backed by loans to small and medium-sized enterprises (outstanding insured amount of 15.7 billion yen), which has been expired by claims payment on April 20, 2009. A CDO for which loss reserve was provided in FY2007 is excluded.
*2 Almost all RMBS have investment grade (BBB or above) including AAA ratings of 80%.
*3 10% of global ABS are U.S. consumer loan-related ABS, while others are mainly related to corporate credit (e.g., leasing receivables).
*4 "Direct Insurance" includes facultative reinsurance policies. 11.6 billion yen of Direct Insurance are U.S. monoline guaranteed notes.
*5 "Treaty Reinsurance" is a portfolio-based reinsurance where certain parts of policies underwritten by an original insurer are ceded automatically to the reinsurer, Sompo Japan, in accordance with the conditions agreed by the original insurer and the reinsurer.
*6 Provision of loss reserve for FY2008 was 109.0 billion yen by deducting 6 billion yen (reversal of loss reserve which had been provided in FY2007) from 109.6 billion yen (outstanding loss reserve as of the end of FY2008).
*7 Total amount of the loss payment and the increased loss reserve in FY2008 (April 1, 2008 to March 31, 2009).
Financial Guarantee insurance is not supposed to book mark-to-market unrealized gains/losses as it is an insurance policy.

39

<Reference> Financial Guarantee Insurance Data

SOMPO JAPAN INSURANCE INC.

Updated List of ABS-CDOs (as of April 30, 2009)

(As of April 30, 2009, Unit: billions of yen, USD/JPY=97.76)

Policy No. (*1)	Issue Rating (*2) (S&P/MDY)	Fiscal Year Issued	Insured Amount (*3)	Sub-ordination Ratio (*4)	Distribution of underlying assets rating						Ratio of subprime RMBS
					AAA	AA	A	BBB	Below BBB	Default (*5)	
Guarantee for CDO①	AAA/Ba2	2003	9.7	15%	32%	12%	4%	16%	35%	5.2%	0%
Guarantee for CDO② (*6)	AAA/B2	2004	9.3	40%	62%	12%	0%	7%	19%	4.7%	0%
	AAA/B2	2004	10.0	23%							
Guarantee for CDO③	A/Caa1	2004	11.7	12%	15%	40%	9%	8%	28%	4.3%	12%
Guarantee for CDO④ (*7)	AA-/B3	2004	12.2	13%	12%	27%	9%	7%	45%	2.5%	9%
Guarantee for CDO⑤ (*7)	BB+/Caa2	2005	11.7	14%	2%	24%	9%	7%	58%	1.2%	15%
Guarantee for CDO⑦	A-/C	2006	19.5	8%	5%	20%	28%	12%	35%	0.0%	31%
Guarantee for CDO⑧	B-/Ca	2006	28.1	11%	4%	8%	4%	1%	83%	12.3%	10%
Guarantee for CDO⑨	-/Ca	2006	29.3	20%	6%	4%	5%	4%	81%	18.3%	10%
Guarantee for CDO⑪	AAA/Caa1	2004	29.3	16%	16%	19%	17%	10%	39%	1.6%	-
Total of ABS CDOs			171.1	15%	12%	19%	11%	7%	51%	5.5%	-

Net Exposure (*8)	77.4

*1 Previously listed Guarantee for CDO ⑥ and ⑫ have been terminated due to the commutation. Guarantee for CDO⑩ has been terminated due to the full redemption of our guaranteeing tranche. A CDO for which loss reserve was provided in FY2007 is excluded.

*2 Issue ratings are as of May 18, 2009. CDO③, ④ and ⑤ are facultative reinsurance policies, and the issue ratings of which are the ratings for the ceding company's tranche including senior class to our tranche.

*3 Insured amount is amount of principal insured, and some policies also insure interest payments. If a principal/interest shortfall occurs, Sompo Japan will become liable for the guarantee obligation.

*4 Subordination Ratio is a ratio of portions subordinated to our guaranteed tranche. A redemption of senior tranche results in an increase of Subordination Ratio.

*5 Default of underlying assets is determined by the default definition of each transaction through detailed checking and the default amount is adjusted by recovery.

*6 Guarantee for CDO② insures different two classes of the same CDO.

*7 CDO④, ⑤ are the CDOs with early liquidation structure as CDO investors have option to sell all underlying assets to the third party for the purpose of diminishing their loss in case the aggregate outstanding par amount of underlying assets after the calculation of rating-based par haircuts falls below a particular level. However, possibility of early liquidation of CDO⑤ has been eliminated.

*8 Difference of Net Exposure between as of April 30, 2009 and March 31, 2009 is mainly due to the exchange rate fluctuation and redemption of some transactions.

40

<Reference> Financial Guarantee Insurance Data

SOMPO JAPAN INSURANCE INC.

Updated Summary of Corporate CDOs (as of April 30, 2009)

- The total outstanding of insured corporate CDO (direct underwriting) amounted to 287.4 billion yen as of April 30,2009 which is decreased by 112.1billion yen since March 31, 2008. As a result of overall scrutiny of the individual contracts, there are no losses expected at this point.
- Average residual period of all direct underwriting corporate CDO is approximately 2.5 years. Approximately 37% of our exposure or 108.0 billion yen is to be redeemed by the end of FY2009 and 86% or 249.0 billion yen by the end of FY2012.
- Regarding the rating distribution, AAA by S&P comprise 100% of the direct underwriting exposure while Aaa by Moody's comprise 69% and Aa level by Moody's comprise remained 31%.
- Each corporate CDO is well diversified with approximately 150 reference corporations. No concentration to particular sector or corporation. For example, exposures to financial institutions and U.S. automakers (including auto-parts makers) accounts for around 13% and 2%, respectively.

Issue rating

S&P Rating


AAA
100%

(Note) Rating distribution by S&P as of May 18, 2009. For transactions without S&P rating, we applied Moody's rating instead.

Moody's Rating


Aa3
17%
Aa1
14%
Aaa
69%

(Note) Rating distribution by Moody's as of May 18, 2009. For transactions without Moody's rating, we applied S&P rating instead.

Run off exposure (direct underwriting)

(Unit: billions of yen)


450
400
350
300
250
200
150
100
50
0
Result
Forecast
3/31/08
4/30/09
3/31/10
3/31/11
3/31/12
3/31/13
3/31/14
3/31/15
3/31/16
3/31/17

(Note) Estimated by the exchange rate as of March 31, 2009

41

SOMPO JAPAN INSURANCE INC.

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of SOMPO JAPAN and NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that have been or may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. Such documents may also be obtained free of charge by directing a request to:

SOMPO JAPAN INSURANCE INC. Kenichi Yoshida

Investor Relations Office, Corporate Planning Department 26-1, Nishi-Shinjuku 1-chome Shinjuku-ku, Tokyo 160-8338, Japan Telephone: 81-3-3349-3913 KYoshida7@sompo-japan.co.jp

SOMPO JAPAN INSURANCE INC.

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of SOMPO JAPAN and NIPPONKOA in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of SOMPO JAPAN and NIPPONKOA in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of SOMPO JAPAN and NIPPONKOA (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. SOMPO JAPAN and NIPPONKOA undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by SOMPO JAPAN and NIPPONKOA (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the SEC.

SOMPO JAPAN INSURANCE INC.

The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic and business conditions in and outside Japan; (2) the regulatory outlook of the Japanese insurance industry;

(3) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (4) the price and availability of reinsurance; (5) the performance of the two companies’ (or the post-business combination group’s) investments; (6) the two companies’ being unable to reach a mutually satisfactory agreement on the detailed terms of the proposed business combination or otherwise unable to complete it; and (7) difficulties in realizing the synergies and benefits of the post-business combination group.

SOMPO JAPAN INSURANCE INC.

Contacts

Sompo Japan Insurance Inc.

Investor Relations Office, Corporate Planning Department

Telephone: +81-3-3349-3913 Fax: +81-3-3348-7322

E-Mail: KYoshida7@sompo-japan.co.jp HWatanabe11@sompo-japan.co.jp URL: http://www.sompo-japan.co.jp

-This presentation is prepared for information only and is not a solicitation, or offer, to buy or sell the securities of Sompo Japan. -Information contained in this presentation other than past facts are opinions or estimates at the time preparing the issue.

-These opinions or estimates of future performance are not guaranteed by Sompo Japan, and a large differentiation from described opinions or estimates may occur due to various uncertain factors.